COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLIC HELD COMPANY
CNPJ/MF nº 47.508.411/0001-56

CALL NOTICE
EXTRAORDINARY AND GENERAL SHAREHOLDERS’ MEETINGS

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO are hereby invited to meet in the General Extraordinary Shareholders’ Meeting to be held in a first session at the Company’s headquarters located at Avenida Brigadeiro Luiz Antonio, nº 3142, São Paulo, São Paulo, at 6:00 p.m. on April 27, 2006, with the following agenda:

GENERAL SHAREHOLDERS’ MEETING:

a)	Read, examine and vote on the Financial Statements related to the fiscal year ended on December 31, 2005;

b)	Discuss the distribution of the earnings for the fiscal year ended at December 31, 2005;

c)	Determine the global annual compensation of the Company’s Management.

EXTRAORDINARY SHAREHOLDERS’ MEETING:

a)	Discuss and decide upon the management proposal to capitalize the reserves for expansion and capital expenditures, and the consequent increase in the Company’s authorized capital stock to R$ 3,954,538,052.63, without the issue of new shares and changing the wording of Article 4 of the by-laws, related to the authorized capital stock;

b)	Approve Management Proposal of changing Article 9 of the by-laws concerning the establishment and definition of the president of Shareholders’ Meeting;

c)	Approve the Company’s capital expenditures for the year of 2006;

d)	Review of the Memoradum and Justification of Incorporation of Companhia Pernambucana de Alimentação (Incorporated Company), with no increase in the Company’s capital stock;

e)	Ratification of the appointment of the corporate appraisers by the Board of Directors;

f)	Examine the appraisal report of the net worth of the incorporated Company;

g)	Approval of the incorporation of the full net worth of the incorporated Company;

h)	Authorization for the Company’s Board of Directors to proceed with the other measures required for carrying out the incorporation.

Pursuant to Articles 124 and 135 of Law 6404/76, copies of the documents related to the abovementioned topics are available to shareholders in the Company’ head office and in the São Paulo Stock Exchange.

São Paulo, April 11, 2006

ABILIO DOS SANTOS DINIZ

Chairman of the Board of Directors